KENNETH BETTS

Partner

214-453-6435

kbetts@winston.com

VIA EDGAR AND FEDERAL EXPRESS

September 2, 2022

Ms. Stacie Gorman

Office of Real Estate and Commodities

Securities and Exchange Commission

100 F. Street, N.E.

Washington D.C. 20549

Re:	One Chestnut Partners LLC

One Chestnut Realty LLC
Offering Statement on Form 1-A File No. 024-11913

Dear Ms. Gorman:

This letter is submitted on behalf of One Chestnut Partners LLC (the “Company”) and One Chestnut Realty LLC ( “OpCo” and, together with the Company, the “Issuers”) in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance (the “Division”) of the U.S. Securities and Exchange Commission (the “Commission “) with respect to the Issuers’ response letter dated July 21, 2022, as set forth in your letter dated August 11, 2022 addressed to Mr. Michael Manzo, the Manager of the Issuers (the “Comment Letter”).

For reference purposes, the text of the Comment Letter has been reproduced herein with the response below the numbered comment. For your convenience, the Staff’s comments from the Comment Letter are set forth below in bold font. The responses provided herein are based on information provided to Winston & Strawn LLP by the Issuers. All capitalized terms used herein and not otherwise defined shall have the meanings given such terms in the Issuers’ Offering Statement on Form 1-A, filed with the Commission on June 17, 2022.

General

1.	We note your response to comment 1 of our letter. Please clarify why the property is being held at the operating company level instead of being held directly by you. Additionally, please explain whether One Chestnut Investors LLC plans to hold its interest in the operation company after completion of the offering or whether it plans to sell all or a portion of its interest to third parties.

RESPONSE: The Issuers have determined that the issuance of the Units is the most optimal way to structure the monetization of an interest in the Property. It would be advisable to have the Units issued by an entity other than the property-owning entity (OpCo) for a number of reasons relating to OpCo’s desire to avoid the necessity for multiple classes of units at the OpCo level and in the interest of administrative simplicity.

September 2, 2022 Page 2

First, while the Unitholders share equally in profits with the OpCo unitholders, the LEX Markets Platform Fee covers the incremental legal, accounting, transfer agency, and other expenses associated with the public reporting and trading of the Units. The Manager wishes to allocate that expense only to the OpCo equity holders who benefit from those expenses, namely the public Unitholders. It is therefore payable solely by the Unitholders from distributions made to the Units. The separated entity structure facilitates the segregation of this expense, and consequently streamlines its accounting and tax reporting.

Second, it is administratively efficient and expedient to retain the title to the property-owning entity, especially if a minority equity Interest in OpCo is sold. The Property is currently encumbered by a mortgage, which can be left in place in the absence of a change of title.

Lastly, as noted in the Issuers’ response letter dated July 21, 2022, the holders of the Units have a number of control rights, together with independent servicer oversight, with respect to the operation of OpCo, which the Issuers believed would be more effectively implemented if administered pursuant to a separate limited liability company agreement.

The Issuers also hereby advise the Staff that the Issuers have been informed by One Chestnut Investors LLC that it intends to hold its interest in OpCo for the foreseeable future and has neither discussed nor been presented with any plans to sell all or any portion of its interest in OpCo.

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please contact me at (214) 453-6435.

Sincerely,

/s/ Kenneth L. Betts
Kenneth L. Betts

cc:	Michael K. Manzo
One Chestnut Partners LLC